                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                    TO THE
                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                        McNeil Real Estate Fund XX, L.P.
                    ---------------------------------------
                                (Name of Issuer)

                        McNeil Real Estate Fund XX, L.P.
                             McNeil Partners, L.P.
                             McNeil Investors, Inc.
                                Robert A. McNeil
                             WXI/McN Realty L.L.C.
                          WXI/MNL Real Estate, L.L.C.
              Whitehall Street Real Estate Limited Partnership XI
                    ---------------------------------------
                      (Name of Person(s) Filing Statement)

                     Units of Limited Partnership Interest
                    ---------------------------------------
                         (Title of Class of Securities)

                                      N/A
                    ---------------------------------------
                     (CUSIP Number of Class of Securities)

                                 Ron K. Taylor
                                   President
                            McNeil Investors, Inc.
                           13760 Noel Road, Suite 600
                              Dallas, Texas 75240
                                 (972) 448-5800
                    ---------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                with a copy to:

     Martha E. McGarry, Esq.      Gary Israel, Esq.            W. Scott Wallace, Esq.
     Skadden, Arps, Slate,        Sullivan & Cromwell          Haynes & Boone, LLP
     Meagher & Flom LLP           125 Broad Street             901 Main Street, Suite 3100
     Four Times Square            New York, New York 10004     Dallas, Texas 75202
     New York, New York 10036     (212) 558-4000               (214) 651-5000
     (212) 735-3000

     This statement is filed in connection with (check the appropriate box):

(a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) [ ] The filing of a registration statement under the Securities Act of 1933.

(c)  [ ]  A tender offer.

(d)  [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                           Calculation of Filing Fee
-------------------------------------------------------------------------------
              Transaction                               Amount of
               valuation*                               Filing Fee**
-------------------------------------------------------------------------------

          $ 3,713,400                                   $ 742.68

-------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the exchange of 49,512 units of limited partner interest in the Issuer at $75.00 per unit in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash exchanged for such units.


[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)  Amount Previously Paid:  $ 623.85         Filing Party: McNeil Real Estate
                                               Fund XX, L.P.

     Form or Registration No.: Schedule 14A    Date Filed: August 3, 1999

(2)  Amount Previously Paid:  $ 128.73         Filing Party: McNeil Real Estate
                                               Fund XX, L.P.

     Form or Registration No.: Schedule 14A    Date Filed: January 25, 2000

                                  INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is being jointly filed by McNeil Real Estate Fund XX, L.P. (the "Partnership"), McNeil Partners, L.P. (the "General Partner"), McNeil Investors, Inc. ("McNeil Investors"), Robert A. McNeil ("RAM"), WXI/McN Realty L.L.C. (the "Purchaser"), WXI/MNL Real Estate, L.L.C. and Whitehall Street Real Estate Limited Partnership XI (collectively, the "Filing Persons"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, to amend and supplement the Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 14, 1999, as amended and supplemented by Amendment No. 1 thereto filed by the Filing Persons with the SEC on January 13, 2000 (as amended and supplemented, the "Schedule 13E-3"),in connection with the transactions contemplated by the Master Agreement. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13E-3 or in the Definitive Proxy Statement on Schedule 14A of the Partnership filed by the Partnership on December 14, 1999 with the SEC (the "Proxy Statement").

     This Amendment is being filed to reflect the filing by the Partnership today with the SEC of a second supplement to the Proxy Statement (the "Second Proxy Statement Supplement"). The Second Proxy Statement Supplement also has been filed as an exhibit to this Amendment.

                             CROSS-REFERENCE SHEET

     The cross-reference to Item 16 is hereby amended by restating the cross-reference in its entirety as follows:

Item in Schedule 13E-3              Location in Proxy Statement
----------------------              ---------------------------

"Item 16 .........................  Proxy Statement and the information contained in the Proxy Statement Supplement and Second Proxy Statement Supplement, each in its entirety"

ITEM 16.  ADDITIONAL INFORMATION.

     Item 16 is hereby amended by restating the response to Item 16 in its entirety as follows:

          "The information contained in the Proxy Statement, the information contained in the Proxy Statement Supplement and the information contained in the Second Proxy Statement Supplement each is incorporated herein by reference in its entirety."

ITEM 17.    MATERIAL TO BE FILED AS EXHIBITS.

     Item 17 is hereby amended and supplemented by adding the following exhibit:

     (d)(5)    Second Proxy Statement Supplement**

     (d)(6)    Cover letter to limited partners, dated January 25, 2000**

_________________

** Filed herewith

                                   SIGNATURE
                                   ---------


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: January 25, 2000          McNEIL REAL ESTATE FUND XX, L.P.

                                    By:  McNeil Partners, L.P.
                                    Its: General Partner

                                    By:  McNeil Investors, Inc.
                                    Its: General Partner

                                    By: /s/ Ron K. Taylor
                                        -----------------------------
                                         Name:  Ron K. Taylor
                                         Title: President


                                 McNEIL PARTNERS, L.P.

                                    By:  McNeil Investors, Inc.
                                    Its: General Partner

                                    By: /s/ Ron K. Taylor
                                       ---------------------------------
                                         Name:  Ron K. Taylor
                                         Title: President


                                 McNEIL INVESTORS, INC.

                                    By: /s/ Ron K. Taylor
                                       ---------------------------------
                                         Name:  Ron K. Taylor
                                         Title: President


                                 ROBERT A. McNEIL

                                    By: /s/ Robert A. McNeil
                                       ---------------------------------
                                         Name:  Robert A. McNeil


                                 WXI/McN REALTY L.L.C.

                                    By:  WXI/MNL Real Estate, L.L.C.
                                    Its: Managing Member

                                    By:  Whitehall Street Real Estate Limited
                                         Partnership XI
                                    Its: Managing Member

                                    By:  WH Advisors, L.L.C. XI
                                    Its: General Partner

                                    By:  /s/ Jonathan Langer
                                         --------------------------------
                                       Name:  Jonathan Langer
                                       Title: Vice President


                                 WXI/MNL REAL ESTATE, L.L.C.

                                    By:  Whitehall Street Real Estate Limited
                                         Partnership XI
                                    Its: Managing Member

                                    By:  WH Advisors, L.L.C. XI
                                    Its: General Partner

                                    By:  /s/ Jonathan Langer
                                         --------------------------------
                                       Name:  Jonathan Langer
                                       Title: Vice President


                                 WHITEHALL STREET REAL ESTATE LIMITED
                                 PARTNERSHIP XI

                                    By:  WH Advisors, L.L.C. XI
                                    Its: General Partner

                                    By:  /s/ Jonathan Langer
                                         --------------------------------
                                       Name:  Jonathan Langer
                                       Title: Vice President

                                 EXHIBIT INDEX

     The Exhibit Index is hereby amended and supplemented by adding the following exhibit:

     (d)(5)    Second Proxy Statement Supplement**

     (d)(6)    Cover letter to limited partners, dated January 25, 2000**

_________________

** Filed herewith.